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                                                              EXHIBIT 4.(a)(xii)


14 May 2001


PricewaterhouseCoopers
Singapore





As discussed, we are supportive of the decision of Madge SE Asia Pte Ltd to petition the High Court of Singapore for a Judicial Management Order. Consistent with our discussions we are willing to commit up to five hundred thousand Singapore dollars and have made arrangements for these funds to be available to PricewaterhouseCoopers, Singapore. It is understood that these funds would be drawn as required to continue the operations of Madge SE Asia Pte Ltd under Judicial Management.

Madge Networks would seek to recover this funding from the proceeds generated by an expected sale of the Madge.web business, including the sale of Madge SE Asia Pte Ltd. However, as a commitment to the creditors of Madge SE Asia Pte Ltd., we would not seek repayment of our funding until such time as one hundred and fifty thousand Singapore dollars had been made available to the creditors.

We understand that PricewaterhouseCoopers will keep Madge Networks fully informed as to the use of the funding advanced by Madge Networks and discuss the progress of Judicial Management with us.



/s/ Christopher Bradley
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Christopher Bradley
Chief Financial Office